FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 6 de diciembre de 2013

Señor

Raphael Bergoeing Vela

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045, se informa que en Junta Extraordinaria de Accionistas de Banco Santander – Chile celebrada el día de ayer, se aceptó la oferta de Banco Santander, S.A., aprobándose la venta de la totalidad de las acciones que Banco Santander – Chile posee en su filial Santander Asset Management S.A. Administradora General de Fondos, tanto aquellas de que es dueño en forma directa como indirectamente, a las sociedades SAM Investment Holdings Limited y Santander Asset Management UK Holdings Limited.

Asimismo, se aprobó la celebración de un contrato de prestación de servicios de agente colocador entre el banco y Santander Asset Management S.A. Administradora General de Fondos, por el cual aquél distribuirá cuotas de fondos a sus clientes.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c.:	Superintendencia de Valores y Seguros.
Bolsa de Comercio de Santiago
Bolsa de Conmercio de Valparaíso
Bolsa Electrónica de Chile

Santiago, December 6, 2013

Mr.

Raphael Bergoeing Vela

Superintendent of Banks and

Financial Institutions

Present

Ref: Essential Event Reports

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045, we inform that at the Extraordinary Shareholders' Meeting held yesterday by Banco Santander – Chile accepted the offer of Banco Santander, SA, approving the sale of all the shares that Banco Santander - Chile holds its subsidiary Santander Asset Management S.A. Administradora General de Fondos, in both those that own directly or indirectly, to SAM Investment Holdings Limited and Santander Asset Management UK Holdings Limited.

Also, the service contract between the bank underwriter and Santander Asset Management S.A. Administradora General de Fondos was approved, by which it will distribute different managed funds to its customers.

Sinecerely,

Claudio Melandri Hinojosa
General Manager

C.c.:	Superintendencia de Valores y Seguros.
Bolsa de Comercio de Santiago
Bolsa de Conmercio de Valparaíso
Bolsa Electrónica de Chile

Comunicado de Prensa

en junta de accionistas:

SANTANDER CHILE acepta oferta de compra DE SU FILIAL DE ASSET MANAGEMENT

-El acuerdo estipula que Banco Santander hará la distribución de fondos de la gestora por un plazo de 20 años.

-La plusvalía que generará esta operación para Santander Chile asciende a alrededor de $77 mil millones.

Santiago, jueves 5 de diciembre de 2013.- En Junta de Accionistas realizada hoy, Banco Santander Chile aceptó la oferta de Banco Santander S.A., España, para la compra de la totalidad de las acciones de su filial Santander Asset Management S.A. Administradora General de Fondos.

El acuerdo estipula que Banco Santander hará la distribución de fondos de la gestora por un plazo de 20 años, por lo que mantendrá la relación con los clientes y éstos podrán operar de la misma forma que en la actualidad.

Según se explicó, el precio a pagar valoriza la compañía en $130 mil millones en base a la situación de balance del 28 de febrero de 2013, y la plusvalía o utilidad que recibirá Santander Chile por esta venta será del orden de $ 77 mil millones. El precio a recibir como porcentaje de los fondos manejados es de un 2,6% y de 7,5 veces el patrimonio de la gestora al día del cierre de la transacción.

El Grupo Santander anunció la creación de un nuevo holding, integrado por Santander y dos entidades líderes de capital de riesgo, Warburg Pincus y General Atlantic, concentrando las participaciones de las sociedades filiales de cada uno de los países en que Santander está presente en el negocio de asset management. Según los términos del acuerdo, Warburg Pincus y General Atlantic tendrán conjuntamente el 50% de la sociedad holding, mientras que el restante 50% será propiedad de Grupo Santander.

Así se potenciará la calidad y variedad de los productos de gestión de activos a ser comercializados por el Banco, con una gestión global enfocada en productos de valor agregado y la relación cercana y colaborativa con diversas redes de distribución.

Press Release

Shareholder’s MEETING:

SANTANDER CHILE ACCEPTs PURCHASE OFFER FOR ITS ASSET MANAGEMENT SUBSIDIARY

- The agreement states that Banco Santander will distribute the products of the fund manager for a period of 20 years.

- The sale will generate a profit for Santander Chile of around $77 billion pesos.

Santiago, Thursday December 5, 2013 - . At the Shareholder’s meeting held today, Banco Santander Chile accepted the purchase offer of Banco Santander SA, Spain, for all the shares of Santander Chile’s subsidiary Santander Asset Management SA Administradora General de Fondos.

The agreement stipulates that Banco Santander Chile will distribute the products of the fund manager for a period of 20 years, and will maintain the relationship with clients. Therefore, transactions will be done in the same manner prior to the sale.

As mentioned, the price to be paid values the company at $130 billion pesos according to balance statements as of February 28, 2013. Santander Chile will recognize a gain or profit for this sale of about $77 billion pesos. The price to be received as a percentage of funds under management is 2.6% and 7.5 times the fund manager’s equity at the closing date of the transaction.

Grupo Santander announced the creation of a new holding company, composed of Santander and two leading asset management firms, Warburg Pincus and General Atlantic. The new holding company will concentrate the stakes of the subsidiaries in each of the countries where Santander has a presence in the asset management business. Under the terms of the agreement, Warburg Pincus and General Atlantic will jointly control 50% of the holding company, while the remaining 50% will be owned by Grupo Santander.

Thus, the quality and variety of asset management products to be marketed by the Bank will be greatly improved, together with a global management focused on value-added products and a close and collaborative relationship with various distributions networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: December 6, 2013